Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

[EXCERPTS FROM GE’S Q3 2015 WEBCAST ON OCTOBER 16, 2015]

Q3 2015 General Electric Co Earnings Call

FAIRFIELD Oct 16, 2015 (Thomson StreetEvents) — Preliminary Transcript of General Electric Co earnings conference call or presentation Friday, October 16, 2015 at 12:30:00pm GMT

TEXT version of Transcript

Jeff Immelt, [4]

The Fed has approved the Synchrony separation, and we expect to commence the share exchange next week. The net effect of this should be to return about $20 billion to investors in the form of share reduction.

Keith Sherin, [5]

Thanks, Jeff, and good morning, everyone. As Jeff mentioned, we have received formal approval from the Federal Reserve to move forward with the split off of Synchrony Financial as a standalone company. This is the final step in a project which we started two years ago and is a key component in the transformation of GE Capital. We can’t talk about the specific financial terms of this exchange until we launch. However, to provide some context, on the left side of the page we show the timeline and mechanics for the exchange. We plan to launch the split exchange next week, subject to market conditions. The offer period remains open for 20 business days from the time of launch, and at launch we’re going to set the offer terms for the exchange — meaning the split discount that holders will receive on Synchrony stock when they exchange their GE shares — plus the exchange cap ratio, which is the maximum discount between GE and Synchrony shares set at the time of the launch. The pricing for the split exchange will happen on days 16 to 18, and the offer closes on day 20, which would occur the week of November 16. Based on precedents from other exchanges that have taken place and the current stock prices of GE and Synchrony, we anticipate to receive proceeds of between $18 billion and $21 billion, which translate to a buyback of 650 million to 750 million shares in GE. The range in outcomes is determined by the split discount, the exchange ratio, and the movement of GE and Synchrony shares prior to and during the exchange up to pricing. We anticipate that we’ll record a gain in GE Capital in discontinued operations. And that gain, the size of which is dependent on the final split discount, will be embedded in the proceeds for the buyback, so it will not have any impact on GECC capital ratios. I’d really like to thank Margaret Keane and her team for the terrific work they’ve done to position Synchrony for this separation. In the next 30 days, we plan to retire 6% to 7% of GE shares. If you combine the Synchrony split with the 2015 transaction closings, we expect to end 2015 with around $175 billion of ENI, around $200 billion lower than year-end 2014.

Jeff Immelt, [6]

[A]n effective Synchrony execution should return about $20 billion to investors through a share exchange.

Jeff Bornstein, [7]

Once completed the Synchrony exchange will trigger the Consumer segment to move to discontinued operations.

Jeff Immelt, [8]

We expect to return $30 billion to investors, about, reflecting the impact of Synchrony.

Jeff Immelt, [50]

Matt, again I think a great execution quarter for the team. I just want to particularly congratulate all our GE Capital folks for great execution on the plan we laid out on April 10. And really we’re thrilled about Synchrony, the value, the company. We think this, the Synchrony transaction, is going to be a great transaction for GE investors and for Synchrony investors. So thanks, Matt. Everybody have a good day.

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Prospectus and GE will file with the SEC a Schedule TO, which will more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	failure to consummate the exchange offer;

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Synchrony update

Received Federal Reserve approval for Synchrony separation

Split exchange mechanics

- **At launch:** File S-4 & exchange offer terms set (week of Oct. 19th)
- **Offer period:** 20 business days
- **Day 16-18:** Determine final exchange ratio
- **Day 20:** Close week of Nov. 16th (subject to extension for pricing/material amendments)

✓ Plan is to launch Synchrony exchange next week ... subject to market conditions

✓ Expect proceeds of $18-21B[a] and buyback of 650-750MM shares[a]

✓ Gain embedded in proceeds and buyback ... no impact to GECC capital levels

Expect to retire 6-7% of GE float by mid-November

4

(a- At current prices; dependent on offer terms and movement of GE & SYF stock prices prior to and during exchange

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Prospectus and GE will file with the SEC a Schedule TO, which will more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).